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                              April 7, 2022

       Mark K. Schumm
       President and Chief Executive Officer
       VWF Bancorp, Inc.
       976 South Shannon Street
       Van Wert, OH 45891

                                                        Re: VWF Bancorp, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 11,
2022
                                                            File No. 333-263476

       Dear Mr. Schumm:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 11, 2022

       General

   1. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf have presented
or expect to present to potential investors in reliance on Section
                                                        5(d) of the Securities
Act, whether or not you retained, or intend to retain, copies of those communications.
Please contact the staff member associated with the review of this filing to discuss how
to submit such copies.
       Summary, page 1

   2.                                                   Please refer to page
97. We note the disclosure that all depositors and certain borrowers are members of Van Wert
Federal with voting rights as to all matters requiring
 Mark K. Schumm
VWF Bancorp, Inc.
April 7, 2022
Page 2
         membership action, and that upon completion of the conversion, Van Wert Federal will cease to have members and former members will no longer have voting rights in Van
         Wert Federal. Please disclose this in the summary section or include a cross-reference to this section.
3. Please include organizational structures depicting the company's structure both prior to and after the conversion, including the various legal entities and affiliations that exist.
Business Strategy, page 2

4. We note that your business strategy includes increasing originations of commercial real estate loans and commercial and industrial loans in an effort to increase loan portfolio yield. Please balance the discussion by disclosing the added risks of such lending, as disclosed on pages 13 and 62.
Risk Factors
Risks Related to Laws and Regulations, page 16

5. Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
Business of Van Wert Federal
Expense and Tax Allocation Agreements, page 72

6. Please disclose when you anticipate finalizing the administrative support services agreement and the tax allocation agreement that you reference in this section. To the extent possible, please provide an expanded discussion of the material terms of each agreement, including quantified disclosure of such terms, as applicable.
Executive Compensation
Summary Compensation Table, page 86

7. Please revise to disclose how the bonus amounts in the table were determined. Refer to
         Item 402(o) of Regulation S-K.
Exhibits

8. We note the statement in Exhibit 5 that the "opinion has been prepared solely for the use of the Company in connection with the preparation and filing of the Form S-1, and shall not be used for any other purpose or relied upon by any other person without our prior
FirstName LastNameMark K. Schumm
       express written consent" (emphasis added). Please have counsel revise to remove any
Comapany     NameVWF
       implication        Bancorp, are
                     that investors Inc.not entitled to rely on the opinion. Please refer to Section
April 7,II.B.3.d of Staff
          2022 Page   2 Legal Bulletin No. 19 for guidance.
FirstName LastName
 Mark K. Schumm
FirstName   LastNameMark K. Schumm
VWF Bancorp,    Inc.
Comapany
April       NameVWF Bancorp, Inc.
       7, 2022
April 37, 2022 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Becky Chow at 202-551-6524 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or David Lin at 202-551-3552 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance